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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6 K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               EDAP TMS S.A. Files

                     Press release on appointment of new CFO

                                November 28, 2006

                                  EDAP TMS S.A.
                      Parc Activite La Poudrette Lamartine
                               4/6 Rue du Dauphine
                          69120 Vaulx-en-Velin - France

       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

This report on Form 6-K with respect to the appointment of a new Chief Financial Officer, is hereby incorporated by reference in the registration statement of EDAP TMS S.A. on Form F-3, file number 333-136811.

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  EDAP APPOINTS SOYER CFO; ADDS TO EXECUTIVE TEAM FOR ONGOING GROWTH, EXPANSION

    LYON, France, Nov. 28 /PRNewswire-FirstCall/ -- EDAP TMS S.A.
(Nasdaq: EDAP), the global leader in High Intensity Focused Ultrasound (HIFU) treatment of prostate cancer, is pleased to announce the appointment of Eric Soyer to the position of Chief Financial Officer. Soyer will assume the role December 1.

    "We are very pleased to appoint Mr. Soyer to the executive team of EDAP supporting our ongoing growth programs," said Philippe Chauveau, Chairman of EDAP. "Mr. Soyer brings a wealth of experience in Europe and the United States, including public company expertise. We believe this appointment further enhances the resources of this company to successfully expand HIFU technology in the treatment of localized prostate cancer throughout Europe and other key markets worldwide."

    Soyer was previously CFO of Medica, a euro 270 million French company operating 108 nursing home and post-care clinics throughout France and Italy. Soyer oversaw finance, accounting and legal affairs as well as information systems and bank relationships. Previously he was CFO and a managing director of April Group, an insurance services business with 22 subsidiaries in France, the UK, Spain, Germany and Italy. Soyer managed strategic direction and financial systems for seven subsidiaries. He also oversaw 12 acquisitions driving average annual growth greater than 30 percent over three years. Soyer has international experience as a controller and cost accountant for Michelin Group in France, the United States and Africa. Soyer has degrees from Clermont Management School, the University of Kansas and the HEC Paris School of Management.

    "I am pleased to join EDAP as it launches its growth strategy for delivering HIFU to more centers and more patients in many international markets," Soyer said. "EDAP has a strong history of success to support its growth plans, already showing clear success since acquiring dedicated funds to support these important programs. The opportunity to launch HIFU at many more centers throughout Europe and other major markets is compelling for the business as well as an important part of improving the lifestyle preserving care available to men with prostate cancer."

    The company also announced Thierry Turbant, who has filled the role of CFO, will remain with the company as Chief Financial Controller.

    Hugues de Bantel, EDAP's Chief Executive Officer, commented, "EDAP continues to lead the launch of prostate cancer HIFU treatment in major markets around the world. We are grateful to Mr. Turbant for his continued support of EDAP as he has been an integral part in propelling the company through these important phases of growth. Our growth necessitates we bring aboard more corporate resources to support this success. Mr. Soyer brings a blend of international finance and capital markets experience to EDAP at a time when we are embarking on an exciting drive to build the future of this company as the clear global leader in prostate cancer HIFU.

    "EDAP continues to see clear success in key European markets in response to our dedicated marketing efforts. We also are bringing HIFU to many other new countries and continuing to be the primary company opening the opportunity for HIFU to reach men in these countries seeking alternatives to the high side effect risks of traditional therapies. We are fully engaged in developing our US partner program and other key advances that will play an important part in propelling HIFU forward as a mainstream medical technology of the future."

    About EDAP TMS S.A.

    EDAP TMS S.A. develops and markets Ablatherm, the most advanced and clinically proven choice for High Intensity Focused Ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. The company is also developing this technology for the potential treatment of certain other types of tumors. EDAP TMS S.A. also produces and commercializes medical equipment for treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL).

    For more information on the Company, contact Halliburton Investor Relations at (972) 458-8000, the Corporate Investor Relations Dept at +33 (0) 4 78 26 40 46 or see the Company's Web sites at http://www.edap-tms.com and http://www.hifu-planet.com .

    In addition to historical information, this press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission. Ablatherm-HIFU treatment is in clinical trials but not yet FDA approved or marketed in the United States.

     CONTACT:   EDAP TMS S.A.            Halliburton Investor Relations
                Blandine Confort         Matt Kreps
                +33 4 78 26 40 46        972 458 8000

SOURCE  EDAP TMS S.A.
    -0-                             11/28/2006
    /CONTACT: Blandine Confort of EDAP TMS S.A., +33-4-78-26-40-46; or Matt Kreps of Halliburton Investor Relations, +1-972-458-8000, for EDAP TMS S.A./
    /First Call Analyst: /
    /FCMN Contact: /
    /Web site:  http://www.edap-tms.com
                http://www.hifu-planet.com /
    (EDAP)

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2006
                                                         EDAP TMS S.A.


                                                         /s/HUGUES DE BANTEL
                                                         -----------------------
                                                         HUGUES DE BANTEL
                                                         CHIEF EXECUTIVE OFFICER